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                           Filed by Public Service Enterprise Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                                Subject Company:
                                    Public Service Enterprise Group Incorporated
                                                 (Commission File No. 001-09120)




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MANAGER'S INFORMATION PACKAGE

FREQUENTLY ASKED QUESTIONS

1. How will staffing at various levels throughout the company be determined?

Several transition teams will be evaluating staffing levels required for the combined companies. We are committed to communicating with employees about these changes as decisions are made and managing this process in a sensitive and fair manner.


2. In general, why is the merger of Exelon and PSEG good for employees?

The combination of our two firms will create the nation's largest utility. This scale will provide new growth and developmental opportunities previously unavailable to employees. The new company will have enhanced financial stability and the combined company will be a significant competitive force in the marketplace.


3. What will the combined company look like?

Both companies have similar operations and so the various functions would be merged into one. Exelon Electric & Gas will emerge as the corporate parent and assume the Exelon ticker on the NYSE. PSEG's parent company and parent name, when merged into Exelon Electric & Gas upon closing, would be eliminated as would its listing on the NYSE. The subsidiary operating companies of Exelon and PSEG will retain their current names.


4. Why is the name changing? When will the new name take effect?

The new name Exelon Electric & Gas better reflects both the joint contribution to our future business by both companies and the actual balance of the combined energy portfolio. The regulated utilities -- PSE&G, ComEd and PECO -- will retain their current names. The new name would become effective upon closing of the transaction.


5. How will the merger impact 2005 labor contract negotiations?

Contract negotiations will proceed as usual and we fully expect to come to an agreement with our unions within the next several months.


6. Why didn't you tell us about this sooner?

Because Exelon and PSEG are public companies, negotiations of this kind must be kept confidential to prevent speculation in their stock price. We announced the merger as soon as we could after approval by the Boards of Directors and we will continue to keep you informed as we move forward toward closing.


7. Is this transaction a merger of equals, an acquisition by Exelon or what?

Although for financial accounting purposes it will be treated as an acquisition by Exelon, it truly is a collaborative undertaking. The transaction has elements of a merger of equals and an acquisition. The exchange ratio in the merger reflects a reasonable




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premium that allows shareholders of both companies to share in the synergies made possible by the combination of the two companies. When the merger is effective, former shareholders of PSEG will represent about 32% of the shareholders of the merged company, and former directors of PSEG will hold one-third of the seats on the merged company's board of directors.


8. In general, how does the merger affect electric and gas customers?

The delivery companies, including PSE&G, are expected to continue as the local service providers. Customers ultimately should see more efficient processes for customer care (call center, meter reading, billing, collections), new business and reliability performance as a result of a merged company that will leverage best practices.



This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 21, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.